VANC Pharmaceuticals Inc.

Management’s Discussion & Analysis

For the 3 and 6 months ended

June 30, 2018

This Management Discussion and Analysis (“MD&A”) of VANC Pharmaceuticals Inc. (“VANC”, the “Company”, “we”, “us” or “our”) for the 3 and 6 months ended June 30, 2018 and as is on August 29, 2018. This MD&A should be read in conjunction with the un-audited financial statements of the Company for the 3 and 6 months ended June 30, 2018 and the related notes thereto.

Our financial statements are prepared in accordance International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” and the non-GAAP performance measures that are subject to risk factors set out in a cautionary note contained herein.

All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information about VANC Pharmaceuticals Inc. can be found on the SEDAR website (www.sedar.com) and on the Company’s website (www.vancpharm.com).

Forward Looking Statements

This MD&A contains or incorporates forward-looking statements within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in cost and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only VANC’s expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, influencing factors, risks and uncertainties are referred to in the body of this MD&A, in the press release announcing the Company’s financial results for the 3 and 6 months ended June 30, 2018 and for the fiscal year ended December 31, 2017 in VANC’s annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, VANC does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

Overview

With a clear focus on its new business model, VANC Pharmaceuticals has implemented fundamental changes to ensure systemic process improvements and revenue growth. Transforming VANC’s portfolio to bolster sales of high margin products and to reduce and phase out low margin products has resulted in a marked increase in Net Sales and the highest level of Gross Profit since Q4 2016. Significant structural changes are also in progress to reduce operating expenses, aimed at increasing net results.

HealthTab, as the new core business division of the Company, has seen important developments, including launches across several provinces and positive results coming back from existing locations, driving interest from additional locations. Work is in progress to optimize the rollout process to cater for an increasing demand for the HealthTab service.

The integration of the Corozon Platform into VANC’s product focused business division was completed. Several pilot and educational programs have been initiated with key industry players, strengthening the Platform’s role as a sales and communication vehicle for VANC.

The PAAB and ASC approval and subsequent launch of the Hema-Fer website, the launch of Hema-Fer sales on Amazon and the implementation of new sales initiatives for the INSTI HIV test kit have all contributed to increases in the Company’s sales of higher margin OTC products.

The Pan-Canadian Select Molecule Price Initiative for Generic Drugs has come into effect on the 1st April 2018, leading to significantly reduced margins for generic drugs. Due to VANC’s transformation of its portfolio in anticipation of this change, this has not impacted VANC’s results negatively. The new Price Initiative has, however, led to significantly decreased revenues for pharmacies, motivating them to look for ways of expanding their scope of services. This has resulted in exceptionally high interest in point-of-care screening technologies such as the HealthTab and other services available through the Corozon Platform, signaling changes in the market that VANC has proactively anticipated and is now able to capitalize on.

With results of VANC’s transformation already showing in sales figures, the Company will continue to streamline its operations and transform its portfolio of services and products through Q3, driving further systemic changes, progressing towards the Company’s goal of achieving positive Net Profit while becoming a significant partner with Canadian pharmacy.

HealthTab Point of Care Tests

•Pharmacies continue to face revenue pressure as a result of decreased educational rebates to their generic drug business. As a result, pharmacy owners are actively looking for innovative, value-added services like HealthTab to help their businesses evolve beyond the traditional dispensing model.

•Since being acquired by VANC Pharmaceuticals, HealthTab has been working to streamline operations and reduce the time and costs associated with new deployments.

•Key developments during the second quarter included the following:

oLaunched additional HealthTab pharmacy locations in Alberta and Ontario

oCompleted detailed project proposal for a large-scale community-based diabetes and kidney disease screening program. Furthered discussions with key stake holders.

oEngaged 7 new pharmacy partner locations in Ontario with a major chain in the GTA with plans to launch in Q3.

oLaunches so far have brought a marked increase in service billables, with one location in the GTA showing an increase over 30% YoY.

•Began exploring new POC device integrations to expand the HealthTab testing menu.

HealthTab Baseline

•The Baseline Panel consists of 9 markers in total, including a complete lipid profile as well as blood sugar and two commonly used tests (ALT & AST) for monitoring liver function.

•This panel is used primarily in screening for diabetes, heart disease and metabolic syndrome.

•Many pharmacies are beginning to introduce weight programs, such as “Ideal Protein”, which can have a significant impact in reducing certain chronic disease risk factors measured by this panel, including LDL, glucose and triglycerides. Two existing HealthTab locations are offering weight loss programs bundled with HealthTab which has proven to be a successful integration model to continue pursuing.

HealthTab Metabolic

•The Metabolic Panel consists of 15 markers in total, including all most commonly used liver function tests, kidney function tests, and electrolytes.

•The metabolic panel is used for screening those with an increased risk of chronic kidney disease and liver disease (10% of Canadians), as well as monitoring potential drug related toxicity.

•In addition to a direct patient pay model, HealthTab locations will also often provide a Metabolic or Baseline panel as part of a provincially reimbursed medication review program.

Non-Prescription and Generic Products

Corozon Platform

•Subsequent to the acquisition of Corozon Platform by VANC, integration of the Platform into ongoing programs continues, driving direct engagement with pharmacies through the online tools available on the Platform.

•Network-wide rollout as an online platform of preference to the United Pharma Group was completed. Several webinars were held to increase traction and educate members of the United Pharma Group on usage of the Platform.

•Strategic partnerships and pilot programs have been initiated to build awareness, validation and uptake of the Platform.

•Becton Dickinson (BD) Veritor devices, related supplies and relevant training materials are available on the Platform and BD is directing customers to the Platform to access these materials and supplies.

•Screening programs were initiated, utilizing BTNX products and resulting in referrals to the Platform.

•One of Canada’s largest distributors and wholesalers is committed to move forward with forging a partnership with VANC to utilize the Platform as an important part of its Continuing Medical Education program for Canada and potentially the US. This has huge potential for the future development of the Platform.

•A multinational pharmaceutical company is rolling out a pilot program that will have as its centerpiece the Corozon Platform and information available therein.

•New features are under development to create more flexibility in launching sub-branded spinoffs of the Platform that will allow tighter integration with some partners.

INSTI HIV-1/HIV-2 Rapid Antibody Test

•We continue to roll out the test in additional pharmacy locations and explore partnerships to expand the reach of this initiative.

•Detailed information about the implementation and usage of the test, including all necessary forms and counseling information has been added to the Corozon Platform and has been made available to pharmacies.

•Work is ongoing to create additional sales detail aid materials based on feedback and learnings so far.

Endocannabinoid-Supporting Product Line

•We continue to await NPN approval of these products so we can begin marketing and distribution in Canada.

Hema-Fer

•Roll-out of new physician samples and updated marketing materials to medical clinics commenced in late Q2 2018, with sales in H2 2018 expected to reflect the impact of this expanded coverage.

•Sales of Hema-Fer through our Amazon store have been consistent since launch, and we are exploring marketing initiatives that would drive traffic and increase sales.

•Our network of sales brokers began detailing pharmacies with the newly PAAB-approved detail aid in Q2 2018.

•We continue to have discussions with our pharmacy partners on how to secure listings to position Hema-Fer as the brand name heme iron supplement of choice.

CortiVera-H & SennAce

•After a review of these product lines, we have focused on expanding sales using existing provincial formulary approvals.

CortiVera & CortiVera Plus

•Upon review of sales, we decided not to move forward with further manufacturing of CortiVera 0.5% cream, CortiVera 0.5% ointment, and CortiVera Plus 1% ointment due to lack of sales growth. We have shifted focus to the marketing of CortiVera Plus 1% cream due to stronger sales of this product.

Ferrous Fumarate

•Upon final review prior to manufacturing sign-off, it was determined that the strength of these products needed to be adjusted in order to be competitive in the marketplace.

•The Company’s regulatory consultant was engaged to file the necessary amendments. Feedback was received, requiring a resubmission in Q2 2018. This has been completed.

•We continue to follow up regularly with Health Canada, as a response was expected in Q2 2018 but not received.

Generic Prescription Products

•We continued the process of closing out our generic portfolio, moving all inactive DINs to Dormant status, and working with a regulatory consultant to ensure we are in compliance with Health Canada regulations until we are able to exit the market completely, when all currently marketed products are expired.

•We are in discussions to explore opportunities that would expedite our exit from this market to reduce our ongoing regulatory costs and will provide updates in due course if any agreements arise from this.

RESULTS OF OPERATIONS – THREE AND SIX MONTHS ENDED JUNE 30, 2018

Revenue

The gross revenue was in amount of $469,875 for the six months ended June 30, 2018 (2017: $832,686). Net sales were in amount of $314,881 for the six months ended June 30, 2018 (2017: $300,735) after deducting the cost of customer marketing and promotional incentives of $154,994 (2017: $531,951) for the six months ended June 30, 2018.

The gross revenue was in the amount of $160,087 for the quarter ended June 30, 2018 compared to $645,078 in the same quarter last year, and the net sales were $159,789 for the quarter compared to $180,249 in the same quarter last year.

The Company’s generic products portfolio forms about 58% of the gross revenue. Intense competition in this segment leads to lower margins. Currently we are selling to pharmacy chains and independent pharmacies. The Company is reviewing generic portfolio to market high margin products and at the same time striving to improve margins with our vendors.

The Company’s sale of higher margin OTC products is showing better acceptance within the medical community. Company’s OTC products are listed in the largest distributor in Canada. There has been a positive trend in the sale of OTC product from quarter to quarter.

Manufacturing

The Company does not have its own manufacturing facilities and currently relies, and expects to continue to rely, on the third-party manufacturers of the product. The Company has various agreements in place to manufacturer its OTC products.

Other Operating Expenses

Management improved the disclosure on expense classification to monitor separate activities cost. Selling and Marketing expenses include all expenses related to sales personnel, selling and marketing, and distribution costs. Product registration and development includes all expenses related to acquiring new drugs, scientific consulting, regulatory fees and regulatory personnel. General and administrative cost includes expenses associated with running the day-to-day operations of the business.

Product Registration and Development Expenses

Product Registration and Development cost consists of the product registration, in-licensing, renewal of licenses, other regulatory fees and regulatory personal salaries and consulting fees for the total of $75,702 (2017: $55,524) and $147,832 for the three and six months ended June 30, 2018 (2017: $98,871), respectively. We currently have one full-time regulatory personnel and one senior regulatory consultant doing the product filings process with Health Canada and other regulatory agencies to support the increased level of OTC and generic product lines.

Sales and Marketing Expenses

Sales and marketing expenses in the amount of $214,899 (2017: $207,885) and $352,903 for the three and six months ended June 30, 2018 (2017: $347,104), respectively. Which consist of sales personnel payroll cost of $90,487 for the six months ended June 30, 2018 (2017: $190,162); marketing and advertising costs in relation with the promotion of generics and OTC products to the market in amount of $204,015 for the six months ended June 30, 2018 (2017: $53,704), logistics and distribution cost of $57,418 for the six months ended June 30, 2018 (2017: $50,883) and sales force travel and customer relations expenses of $983 for the six months ended June 30, 2018 (2017: $52,355).

The efficiencies in the Selling and Marketing expense compared to prior periods is due to restructuring and further optimization of the Sales Force department. The Company provides free samples of OTC products as a part of market awareness strategy. The Company is providing professional use only samples of the OTC products to medical doctors as part of our market awareness strategy. The total cost of the free samples is in the amount of $2,917 for the six months ended June 30, 2018 (2017: $14,245) was reported as part of marketing and advertising expense.

General and administrative expenses

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
			$	$
Management and consulting fees	130,316	30,066	226,795	83,900
Payroll	13,089	27,982	30,075	48,413
Office maintenance	19,097	2,327	30,822	18,558
Legal, audit and accounting	80,437	32,304	114,676	54,974
Travel	10,386	2,647	24,609	9,485
Insurance	5,212	17,095	13,566	24,663
Rent	12,428	12,315	24,857	24,414
Seminar and conferences	2,511	-	15,082	-
Filing and registration fees	22,370	20,313	40,476	35,242
Amortization	153,726	7,754	255,412	15,508
Bank service charges	1,309	398	1,772	939
Foreign exchange	(260)	-	(158)	-
	450,621	153,201	777,984	316,096

The increase in management and consulting fees in 2018 compared to 2017 was mainly due to hiring consultants for the HealthTab division acquired at the end of December 2017.

The increase in seminar and conferences and travel in 2018 compared to 2017 was mainly due to the Company attending various events and conferences to increase the Company’s brand awareness, showcase its products and services offered, secure interest in HealthTab deployments and generate negotiations with pharmacy networks.

The increase in legal, audit and accounting fees in 2018 compared to 2017 was mainly due to legal services related to the acquisition of the Corozon Platform and Emerald distribution rights.

The increase in amortization in 2018 compared to 2017 was mainly due to the amortization of the Corozon Platform and intangible assets related to the acquisition of HealthTab and Emerald distribution rights.

The level of general and administrative expenses did not fluctuate significantly in comparison to the previous periods. All the General and Administrative expenses are in line with the normal course of business operations.

Share-based compensation

Share-based compensation of $324,301 were recognized during the six months ended June 30, 2018 (2017: $126,033) for stock options vested during the current period. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year.

Inventory Write Down provision

Inventories are stated at net realizable value. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to Other Expense. During the three and six months ended June 30, 2018, the Company experienced total write-downs and write-offs of $74,868 (2017: $51,138) and $97,323 (2017: $391,358), respectively.

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2017. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

Quarter Ended	Jun 2018	Mar 2018	Dec 2017	Sept 2017	Jun 2017	Mar 2017	Dec 2016	Sept 2016
	$	$	$	$	$	$	$	$
Gross revenue	160,087	309,788	261,309	523,088	645,078	187,608	437,625	639,472
Net sales	159,789	155,092	112,537	124,442	180,249	120,486	11,295	399,311
Gross profit	112,111	97,929	51,300	78,334	46,738	70,471	(124,446)	178,857
Other operating expenses	740,676	532,509	613,189	570,502	406,434	336,069	519,493	393,471
Write-down of inventories	74,868	22,455	298,260	56,359	51,138	340,220	291,794	-
Share-based compensation	97,369	226,932	133,896	51,460	9,059	116,974	67,351	99,567

Net Loss	800,802	683,967	994,045	599,987	419,893	722,792	1,003,083	314,181
Loss/Share	(0.03)	(0.02)	(0.04)	(0.03)	(0.03)	(0.05)	(0.07)	(0.03)
Total Assets	2,882,936	2,489,118	2,900,186	1,411,412	2,206,409	1,653,750	2,275,335	3,207,417

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through the issuance of common shares. The Company commenced to commercialize its generic and OTC products during the second half of 2015 but has not been able to generate positive cash flows from its operating activity yet. Management anticipate that additional financings or capital requirements to fund the current commercial operations and working capital will be required to grow the business to a sustainable level.

Cash flows

Sources and Uses of Cash:

	Six Months Ended	Six Months Ended
	June 30, 2018	June 30, 2017
	$	$
Cash used in operating activities	(1,089,799)	(480,565)
Cash used in investing activities	(113,333)	-
Cash provided by financing activities	595,100	654,099

Cash and Cash Equivalents (Bank Overdraft), closing balance	(48,299)	601,016

There is an overall cash outflow of $608,032 for the six months ended June 30, 2018 compared to cash inflow of $173,534 in comparable period in 2017. The increase of cash used in operating activities is the result of business growth and expanding of commercial activity compared to 2017. In addition, the Company made cash payments totaling $100,000 related to the HealthTab acquisition during the six months ended June 30, 2018.

Funding Requirements

Management devotes financial resources to the Company’s operations, sales and commercialization efforts, regulatory approvals and business development. The Company will require cash to support working capital.

The future funding requirements will depend on many factors including:

-the extent to which we will be commercially successful in launching our new OTC and Generic products

-to the extent of liquidation of the existing inventory of Generics and OTCs

-the size, cost and effectiveness of our sales and marketing program, distributions and marketing arrangements.

As at June 30, 2018, the Company had working capital of $946,865 (December 31, 2017: $1,272,259). We believe that our cash on hand, the expected future cash inflows from the sale of our products, net proceeds from the warrants exercised, if any, may not be sufficient to finance our working capital within the next 6-9 months. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements.

DISCLOSURE OF OUTSTANDING SHARE DATA

The following table summarizes the Company’s outstanding share capital as at report date:

Reporting date

Common Shares	38,185,998
Stock Options	2,760,000
Stock Warrants	13,852,264

COMMITMENTS AND AGREEMENTS

Leased premises

The Company has entered into contracts for leased premises, which expire in 2018.  In September 2017, the Company extended the lease.  Total future minimum lease payments under these contracts are as follows:

June 30, 2018
$
Within 1 year	38,865
2 – years	64,127
102,992

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our consolidated financial statements are prepared in accordance with IFRS. These accounting principles require the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection recoverability of inventories, reporting of revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, stock-based compensation and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 and 3 of our quarterly consolidated financial statements for the three and six months ended June 30, 2018.

Inventory valuation

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. In determining net realizable value, the Company considers such factors as turnover, historical experience, expiry dates and shelf life of the products. A change to these assumptions could impact the Company’s inventory valuation and gross margin. Provision is calculated based on the expiry date.  The Company attempts to sell products with short shelf life with significant rebates.  Any unsold products with short shelf life and expired products are written-off.

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts, incentives, and rebates and returns are made based upon historical experiences.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain equipment.

Intellectual property

The recoverability of the carrying value of the intellectual property is dependent on successful development and commercial stage to the point where revenue is possible. The carrying value of these assets is reviewed by management when events or circumstances indicate that its carrying value may not be recovered. If impairment is determined to exist, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued. Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

CHANGES IN ACCOUNTING STANDARDS

IFRS 9 – Financial Instruments

The Company adopted IFRS 9, which replaced IAS 39 – Financial Instruments: Recognition and Measurement, in its consolidated financial statements beginning January 1, 2018.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities, however it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

Under IFRS 9 there are three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit and lost (“FVTPL”). The classification of financial assets under IFRS 9 is based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

IFRS replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ model. The new impairment model applies to financial assets measure at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

The adoption of IFRS 9 did not have a material impact on the Company’s consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the goods or services. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations. IFRS 15 is effective for reporting periods beginning on or after January 1, 2018 with early application permitted. The adoption of IFRS 15 did not have a material impact on the Company’s consolidated financial statements.

NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS NOT YET EFFECTIVE

The following is an overview of accounting standard changes that the Company will be required to adopt in future years.

IFRS 16 Leases

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for reporting periods beginning on or after January 1, 2019. The Company is in the process of assessing the impact of this pronouncement. The extent of the impact has not yet been determined.

Other new standards or amendments are either not applicable or not expected to have a significant impact on the Company’s consolidated financial statements.

FINANCIAL INSTRUMENTS AND RISKS

Operational Risk Factors

Limited Operating History

There is no assurance that VANC will earn profits in the future, or that profitability will be sustained. Operating in the pharmaceutical and biotechnology industry requires substantial financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue VANC business development and marketing activities. In case VANC does not have sufficient capital to fund its operations, the management may be required to restructure the operations.

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business.

Development of Technological Capabilities

The market for VANC’s products is characterized by changing technology and continuing process development. The future success of Company’s business will depend in large part upon our ability to maintain and enhance the Company’s technological capabilities, develop and market products and services which meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Although we believe that Company’s operations provide the products and services currently required by our customers, there can be no assurance that the Company’s process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render VANC’s products or services uncompetitive. If VANC needs new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. The Company derives over 88% of its gross sales from four major national distributors for the six months ended June 30, 2018. The ability of the Company to sustain operations is dependent on the continued operation of these customers. The launch of new OTC products diversifies the Company’s portfolio and reduces the risk of the economic dependence.

Financial Instruments and Risk Management

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and asset acquisition liability. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

Approximately 33% of trade receivables are due from one customer at June 30, 2018 (December 31, 2017 – 35% from one customer).

Pursuant to their collective terms, accounts receivable were aged as follows:

	June 30, 2018	December 31, 2017
	$	$
Current	138,988	251,693
0 – 30 days past due	43,284	23,062
31 – 60 days past due	-	7,055
61 – 90 days past due	153,461	15,387
Over 90 days past due	124,184	128,087
	459,917	425,284

As at June 30, 2018, the allowance for doubtful accounts receivable was $50,765 (December 31, 2017 – $59,045).

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at June 30, 2018, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities of $151,467 (December 31, 2017 - $302,089) and asset acquisition liability of $Nil (December 31, 2017 - $100,000).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company is not exposed to significant interest rate risk.

RELATED PARTY TRANSACTIONS

Related party transactions are shown below:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
			$	$
Accounting fees	15,000	-	25,000	-
Management and consulting fees	-	50,900	-	83,900
Salaries and benefits	75,618	-	154,131	-
Share-based compensation	63,208	-	284,123	92,857
	153,826	50,900	463,254	176,757

As at June 30, 2018, there was $6,594 (December 31, 2017 - $13,152) due to related parties included in accounts payable and accrued liabilities.

Salaries and benefits are paid to Mr. Bob Rai, Chief Executive Officer and Director and Mr. Mark Kunzli, Executive Vice President.

Accounting fees are paid to a company controlled by Mr. Dong Shim, Chief Financial Officer.

Share-based compensation relates to stock options granted and vested to management and directors of the Company during the three and six months ended June 30, 2018.

All related party transactions were in the normal course of business operations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, which would require disclosure.

OTHER EVENTS

On July 30, 2018, the Company closed a private placement and issued 5,327,335 units at a price of $0.15 per unit for gross proceeds of $799,100.  Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.33 per share until July 31, 2020. The Company paid finder’s fees of $13,320 in cash and issued 88,800 finder’s warrants.  The finder’s warrants are exercisable to purchase one common share of the Company at $0.33 per share until July 31, 2020.

On August 8, 2018, the Company issued 50,458 common shares to Lampyon Canada Inc. in consideration for services rendered pursuant to the terms of a service agreement entered into on April 10, 2018.